UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 1, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         ☒           Form 40-F         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No        ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 February 2021 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 1 February 2021 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’.

3.	A Stock Exchange Announcement dated 4 February 2021 entitled ‘KDG PUBLIC TENDER OFFER’.

4.	A Stock Exchange Announcement dated 11 February 2021 entitled ‘OLAF SWANTEE TO JOIN VODAFONE'S BOARD AS A NON-EXECUTIVE DIRECTOR’.

5.	A Stock Exchange Announcement dated 15 February 2021 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

6.	A Stock Exchange Announcement dated 16 February 2021 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

7.	A Stock Exchange Announcement dated 17 February 2021 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

8.	A Stock Exchange Announcement dated 26 February 2021 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’.

RNS Number : 4304N

Vodafone Group Plc

01 February 2021

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 January 2021:

Vodafone’s issued share capital consists of 28,816,830,548 ordinary shares of US$0.20 20/21 of which 1,982,518,361 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,834,312,187. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 4325N

Vodafone Group Plc

01 February 2021

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2021

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	1 August 2020	To:	31 January 2021
Balance of unallotted securities under scheme(s) from previous return:		2,618,961
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,618,961

Name of contact:	Kelly Lee
Telephone number of contact:	+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2021

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	1 August 2020	To:	31 January 2021
Balance of unallotted securities under scheme(s) from previous return:		1,002,046
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,002,046

Name of contact:	Kelly Lee
Telephone number of contact:	+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2021

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	1 August 2020	To:	31 January 2021
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:	Kelly Lee
Telephone number of contact:	+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2021

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	1 August 2020	To:	31 January 2021
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:	Kelly Lee
Telephone number of contact:	+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2021

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	1 August 2020	To:	31 January 2021
Balance of unallotted securities under scheme(s) from previous return:		85,175
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		85,175

Name of contact:	Kelly Lee
Telephone number of contact:	+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2021

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Unapproved Share Option Scheme
Period of return:	From:	1 August 2020	To:	31 January 2021
Balance of unallotted securities under scheme(s) from previous return:		243,069
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		243,069

Name of contact:	Kelly Lee
Telephone number of contact:	+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2021

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	1 August 2020	To:	31 January 2021
Balance of unallotted securities under scheme(s) from previous return:		26,866,249
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		26,866,249

Name of contact:	Kelly Lee
Telephone number of contact:	+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2021

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	1 August 2020	To:	31 January 2021
Balance of unallotted securities under scheme(s) from previous return:		13,516,210
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		13,516,210

Name of contact:	Kelly Lee
Telephone number of contact:	+44 (0) 7467 339911

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2021

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	1 August 2020	To:	31 January 2021
Balance of unallotted securities under scheme(s) from previous return:		52,363
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,030
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		51,333

Name of contact:	Kelly Lee
Telephone number of contact:	+44 (0) 7467 339911

RNS Number : 9376N

Vodafone Group Plc

04 February 2021

- Convenience Translation -

Vodafone Vierte Verwaltungs AG

Düsseldorf, Germany

Announcement of the results about the public tender offer

On 22 December 2020, Vodafone Vierte Verwaltungs AG, Düsseldorf, Germany, (the "Bidder") published the offer document for its voluntary tender offer to the shareholders of Kabel Deutschland Holding AG, Unterföhring, Germany, to acquire their no-par value bearer shares (ordinary shares) in Kabel Deutschland Holding AG (ISIN DE000KD88880) (the "KDG Shares") against payment of a cash consideration of EUR 103.00 per share of Kabel Deutschland Holding AG (the "Tender Offer"). The acceptance period for the Tender Offer ended on 1 February 2021, 24:00 hrs (local time Frankfurt am Main, Germany).

1	Announcement of the results

1.1	By the end of the acceptance period on 1 February 2021, 24:00 hrs (local time Frankfurt am Main, Germany) (the "Reference Date"), the Tender Offer has been accepted by shareholders tendering a total of 15,123,389 KDG Shares. This corresponds to approx. 17.1% of the share capital and the voting rights of Kabel Deutschland Holding AG and to an acceptance rate of the Tender Offer of 73.5%.

1.2	On the Reference Date, the KDG Shares held by the Bidder and the total number of KDG Shares the Tender Offer was accepted for amounted to a total of 83,069,242 KDG Shares. This corresponds to approx. 93.8% of the share capital and the voting rights in Kabel Deutschland Holding AG.

2	Completion

Pursuant to Section 9 of the offer document, the Tender Offer and the agreements with the shareholders of Kabel Deutschland Holding AG which came into existence as a result of the acceptance of the Tender Offer will only be completed if the completion condition has been fulfilled within the period specified therein or validly waived by the Bidder.

The completion condition set out in Section 9.1 ("Foreign Investment Control Clearance") of the offer document has not yet been fulfilled. Therefore, the Tender Offer still remains subject to the fulfilment of the completion condition ("Foreign Investment Control Clearance"). The completion of the Tender Offer will be effected without undue delay, however, not later than seven banking days after the announcement of the fulfilment of the completion condition pursuant to Section 9.4 of the offer document.

Important information:

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Kabel Deutschland Holding AG. The terms and further provisions regarding the Tender Offer by the Bidder to the shareholders of Kabel Deutschland Holding AG are set forth in the offer document. Investors and shareholders of Kabel Deutschland Holding AG are strongly recommended to read the offer document as it contains important information.

Düsseldorf, 4 February 2021

Vodafone Vierte Verwaltungs AG

The Management Board

For more information, please contact:

Investor Relations                              Media Relations

Investors.vodafone.com                           Vodafone.com/media/contact

ir@vodafone.co.uk                                        GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to "connect for a better future" and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and - as COVID-19 has clearly demonstrated - we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 31 December 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 118m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit http://www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

RNS Number : 6869O

Vodafone Group Plc

11 February 2021

11 February 2021

BOARD APPOINTMENT

OLAF SWANTEE TO JOIN VODAFONE'S BOARD AS A NON-EXECUTIVE DIRECTOR

Vodafone Group Plc ("Vodafone") today announced that Olaf Swantee will be appointed as a non-executive director following the Company's Annual General Meeting on 27 July 2021, subject to shareholder approval. Mr Swantee will also become a member of Vodafone's Audit & Risk Committee.

Olaf Swantee has extensive experience of the telecommunications sector and a consistent record of creating shareholder value. He was CEO of Sunrise Communications between 2016-2020 and transformed the company's brand, network and services to establish it as the quality challenger in the Swiss market. Prior to that he was CEO of EE, where he successfully merged Orange UK and T-Mobile to create the UK's leading operator following the sale to BT. Before EE, Mr Swantee held a number of senior positions at France Telecom (now Orange Group), Hewlett-Packard, Compaq Computer and Digital Equipment.

Mobile Zone, a company listed on the Swiss stock exchange, has announced Mr Swantee will be proposed to be appointed as its chairman at its AGM in April 2021. Mr Swantee is currently a non-executive director of Telia; he has indicated he does not intend to stand for re-election at its 2021 AGM in April. Mr Swantee has previously held non-executive roles at T-Mobile US, Legal & General, Mobistar (Belgium), Mobinil (Egypt), and Orange in Poland (former TP).

Jean-Francois van Boxmeer, Chairman of Vodafone, said:

"I am delighted that Olaf will be joining Vodafone's Board, subject to shareholder approval at this year's Annual General Meeting. He brings a wealth of communications expertise, has a strong track record of value creation and has presided over a number of Europe's leading telecoms businesses.  He is also passionate about technology and its potential to change society for the better. I look forward to Olaf's contribution to our Board and him playing a significant role in the next stage of Vodafone's strategic development."

Olaf Swantee commented:

"It is an honour to be invited to join the Board of Vodafone, Europe and Africa's leading telecommunications company.  I am greatly looking forward to working with Jean-Francois and the board to support Nick and the executive team successfully drive forward the strategy."

Olaf Swantee owns 220,000 Vodafone shares. Pursuant to Listing Rule 9.6.13R, it is confirmed there are no other disclosures required in addition to the above information.

- ends -

For more information, please contact:
Investor Relations	Media Relations
Investors.vodafone.com ir@vodafone.co.uk	vodafone.com/news-and-media GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

NOTES TO EDITORS

Olaf Swantee

Mr Swantee has a track record of delivering industry-leading business growth, influencing market dynamics to encourage competition and deliver benefits to society, and transforming performance and employee engagement. He has extensive international experience of steering organisations through consolidation and integration, while remaining focused on delivery and operational excellence.

As CEO of Sunrise Communications, the company gained true momentum as the leading quality challenger in Switzerland, consistently outperforming its competitors after transforming its network, brand, services, employee base and routes to market. As a result, Sunrise gained share across key product areas, achieved the great place to work award and delivered a total shareholder return of 57%, in comparison with the Stoxx 600 telecoms index, which dropped by -5.6% during the same period. The company has outperformed its peers and delivered on its key KPIs each quarter.

During his tenure as CEO of EE, Mr Swantee successfully merged Orange UK and T-Mobile UK, then the country's #3 and #4 networks worth a combined £8.5bn and turned them into its most successful operator. This resulted in a sale to BT for £12.5bn and a jump of from the top 25 to #7 in the Sunday Times list of "Best Big Companies to Work For".

Between 2007 and 2011, he held senior positions at France Telecom (now Orange Group), including leading the €12.6bn European mobile and fixed business, serving 60 million customers.

About Vodafone Group

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to "connect for a better future" and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and - as COVID-19 has clearly demonstrated - we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 31 December 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 118m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025, and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit http://www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

RNS Number : 1572P

Vodafone Group Plc

15 February 2021

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares through Dividend Reinvestment

Pursuant to a Dividend Reinvestment Plan offered to shareholders of the Company, the below individual acquired shares on 10 February 2021.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Vodafone Chief Executive Officer – Europe Cluster
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 1.3538583	49,148

d)	Aggregated information: volume, Price	Aggregated volume: 49,148 Ordinary shares Aggregated price: GBP 66,539.43
e)	Date of the transaction	2021-02-10
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number : 2954P

Vodafone Group Plc

16 February 2021

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Conditional award of shares

A conditional award of shares was granted to the below participant on 12 February 2021 by the Company. The award has been granted in accordance with the Vodafone Global Incentive Plan.  The conditions of this award are the same as those set out in the award announcement released on 2 December 2020. The amounts shown below are the maximum amounts payable and will be reduced accordingly if the Company achieves less than maximum performance.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alexandre Froment-Curtil
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Commercial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of nil cost conditional award of shares under the Global Incentive Plan, based on Group performance.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 1.3352	1,219,294

d)	Aggregated information: volume, Price	Aggregated volume: 1,219,294 Ordinary shares Aggregated price: GBP 1,628,001.35
e)	Date of the transaction	2021-02-12
f)	Place of the transaction	Outside of trading venue

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The conditional share awards were granted on 15 February 2019 by the Company, and vesting of the award was conditional on continued employment with the Vodafone Group.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hannes Ametsreiter
2	Reason for the notification
a)	Position/status	Vodafone Germany Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of retention shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 1.347463	543,991
GBP 1.347463	281,556

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 543,991 Ordinary shares

Aggregated price of shares acquired: GBP 733,007.74

Aggregated volume of shares sold: 281,556 Ordinary shares

Aggregated price of shares sold: GBP 379,386.29

e)	Date of the transaction	2021-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Aldo Bisio
2	Reason for the notification
a)	Position/status	Vodafone Italy Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of retention shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 1.347463	257,864
GBP 1.347463	115,581

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 257,864 Ordinary shares

Aggregated price of shares acquired: GBP 347,462.20

Aggregated volume of shares sold: 115,581 Ordinary shares

Aggregated price of shares sold: GBP 155,741.12

e)	Date of the transaction	2021-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam Aboushelbaya
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of retention shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.347463	200,198
		GBP 1.347463	94,518

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 200,198 Ordinary shares

Aggregated price of shares acquired: GBP 269,759.40

Aggregated volume of shares sold: 94,518 Ordinary shares

Aggregated price of shares sold: GBP 127,359.51

e)	Date of the transaction	2021-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Former Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Vesting of retention shares under the Global Incentive Plan. Sale of shares to satisfy tax withholding obligations.

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.347463	480,479
		GBP 1.347463	226,844

d)	Aggregated information: volume, Price

Aggregated volume of shares acquired: 480,479 Ordinary shares

Aggregated price of shares acquired: GBP 647,427.67

Aggregated volume of shares sold: 226,844 Ordinary shares

Aggregated price of shares sold: GBP 305,663.90

e)	Date of the transaction	2021-02-15
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number : 4728P

Vodafone Group Plc

17 February 2021

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares through Dividend Reinvestment

Pursuant to a Dividend Reinvestment Plan offered to shareholders of the Company, the below individuals acquired shares on 12 February 2021.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Ahmed Essam Aboushelbaya
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.328997	27

d)	Aggregated information: volume, Price	Aggregated volume: 27 Ordinary shares Aggregated price: GBP 35.88
e)	Date of the transaction	2021-02-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Former Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.328997	732

d)	Aggregated information: volume, Price	Aggregated volume: 732 Ordinary shares Aggregated price: GBP 972.83
e)	Date of the transaction	2021-02-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rosemary Martin
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 1.328997	82

d)	Aggregated information: volume, Price	Aggregated volume: 82 Ordinary shares Aggregated price: GBP 108.98
e)	Date of the transaction	2021-02-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 1.328997	372

d)	Aggregated information: volume, Price	Aggregated volume: 372 Ordinary shares Aggregated price: GBP 494.39
e)	Date of the transaction	2021-02-12
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number : 5580Q

Vodafone Group Plc

26 February 2021

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Purchase of shares through Dividend Reinvestment

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alexandre Froment-Curtil
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Commercial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares through Dividend Reinvestment Plan

c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 1.328997	374

d)	Aggregated information: volume, Price	Aggregated volume: 374 Ordinary shares Aggregated price: GBP 497.04
e)	Date of the transaction	2021-02-12
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 1, 2021	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary